VIA EDGAR

August 14, 2012

Jaime G. John

The Division of Corporation Finance

United States Securities and Exchange Commission

RE:

Realgold International, Inc.

Form 8-K filed August 2, 2012

File No. 000-21909

Dear Ms Jaime G. John,

As the Chief Executive Officer and Chief Financial Officer of Realgold International, Inc (“Company”), I hereby submit our responses to your comment letter dated August 8, 2012 regarding the Form 8-K Current Report we filed on August 2, 2012.

Per your comment, we have amended the Form 8-K Current Report to address the uncertainty related to our ability to continue as a going concern. We also obtained an updated letter from former accountant for the amended Form 8-K. We have filed the amended Form 8-K with SEC today.

Acknowledgement Statement

In connection to responding to all the comments of the Securities and Exchange Commission, Realgold International, Inc. (“Company”) hereby acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We greatly appreciate your assistance.

Truly yours

   /s/ Tan Lun Lai

_________________________

       Tan Lun Lai

Chief Executive Officer

Chief Financial Officer

Realgold International, Inc.